Exhibit 99.1

Jinxin Technology Holding Company Regains Compliance with Nasdaq’s Minimum Bid Price Requirement

SHANGHAI, July 14, 2026 /PRNewswire/ -- Jinxin Technology Holding Company (“Jinxin” or the “Company”) (NASDAQ: NAMI), an innovative digital content service provider in China, today announced that on July 13, 2026, it has received a written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), stating that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). The matter is now closed.

As previously disclosed, on January 29, 2026, the Company received a notification letter from Nasdaq, indicating that for the 30 consecutive business days prior to that date, the closing bid price for the Company’s American depositary shares (the “ADSs”) had been below the Minimum Bid Price Requirement of US$1.00 per share, resulting in a minimum bid price deficiency. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided with 180 calendar days, or until July 28, 2026, to regain compliance.

According to Nasdaq’s compliance notice, the Company evidenced a closing bid price at or above US$1.00 for 10 consecutive business days from June 26, 2026 to July 10, 2026. Thus, the Company has regained compliance with the Minimum Bid Price Requirement, and the deficiency matter has been closed by Nasdaq.

About Jinxin Technology Holding Company

Headquartered in Shanghai, China, Jinxin Technology Holding Company is an innovative provider of digital content and interactive communication services. Through its flagship platform Namibox, the Company delivers intelligent, engaging, and curriculum-aligned products powered by advanced AI, AR, and digital human technologies.

Jinxin Technology works closely with China’s leading textbook publishers and educational platforms, providing AI-generated digital content for primary and middle school students. Its distribution channels include:

●	Namibox, the Company’s flagship learning app

●	Telecom and broadcast operators

●	Third-party educational devices

For more information, please visit the Company’s website at https://ir.namibox.com.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Jinxin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Jinxin’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no obligation to update such information, except as required under applicable law.

For Investor and Media Inquiries, Please Contact:

Jinxin Technology Holding Company
Investor Relations Department
Email: ir@namibox.com